Exhibit 5(a) & 23(a)

[DPL INC. LETTERHEAD]

        March 30, 2006

DPL Inc.
1065 Woodman Drive
Dayton, Ohio 45432

Ladies and Gentlemen:
I am acting as counsel to DPL Inc., an Ohio corporation (the “Company”), in connection with the filing by the Company of a Registration Statement on Form S-4 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), relating to the registration of $175,000,000 in aggregate principal amount of the Company’s Senior Notes, 8% Series Due 2009 (the “Registered Senior Notes”), and the qualification under the Trust Indenture Act of 1939, as amended, of the Company’s Indenture, dated as of March 1, 2000, under which the Registered Senior Notes are to be issued, in connection with an offer by the Company to issue the Registered Senior Notes in exchange for its Senior Notes, 8% Series Due 2009 (the “Unregistered Senior Notes”), which are currently outstanding in the same aggregate principal amount, all as described in the Registration Statement.

I am of the opinion that the Company is a corporation duly organized and validly existing under the laws of the State of Ohio.

Subject to the qualifications hereinafter expressed, I am of the opinion that the Registered Senior Notes, when issued and delivered as contemplated in the Registration Statement, will be legally issued and will be binding obligations of the Company.

This opinion is limited to the laws of the States of New York and Ohio and of the United States of America. To the extent that the opinions relate to or are dependent upon matters governed by the laws of New York, I have relied upon the opinion of Thelen Reid & Priest LLP, New York, New York, which is being filed as Exhibit 5(b) to the Registration Statement.

I hereby consent to the filing of this opinion as Exhibit 5(a) to the Registration Statement and the use of my name in the Registration Statement and in the prospectus contained therein.

Very truly yours,
/s/ Miggie E. Cramblit
Miggie E. Cramblit